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VIA EDGAR

August 5, 2025

Re:	Western Asset High Income Fund II Inc.
Definitive Proxy Statement on Schedule 14A

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Ms. Rossoto:

On behalf of Western Asset High Income Fund II Inc. (the “Fund”), pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) in connection with the Annual Meeting of Stockholders to be held on September 19, 2025 (the “Annual Meeting”). The Definitive Proxy Statement includes revisions to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), originally filed with the Commission on July 22, 2025 through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system, in response to the Staff’s oral comments received on July 31, 2025 (the “Comments”).

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the responses correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

1.

With regard to Proposal No. 1, please disclose any potential impact that increasing the total number of authorized shares may have on stockholders, if any (e.g., dilution, net asset value, market price, etc.).

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement to note that future follow-on offerings will result in dilution of the existing stockholder’s voting power and that expenses related to follow-on offerings may impact the Common Stock’s net asset value.

U.S. Securities and Exchange Commission	August 5, 2025

2.	With regard to Proposal No. 1, please disclose any specific reasons the Fund considered for authorizing new shares and if so, please disclose.

The Fund respectfully submits that throughout the Definitive Proxy Statement (and specifically in “Why does the Board and Management recommend stockholders vote “FOR” Proposal No. 1” on page 5 and the “Management’s Rationale for Proposal No. 1” on page 7), it includes disclosure that the authorization of new shares will allow the Fund to conduct future follow-on offerings, which will allow the Fund to capitalize on favorable market conditions. The Fund also discusses in the Definitive Proxy Statement that the authorization of new shares will allow existing stockholders to continue to participate in the Fund’s dividend reinvestment plan. In light of this comment, the Fund has added additional disclosure in the Definitive Proxy Statement stating that failure to increase the number of authorized shares under the Charter will prevent the Fund from conducting future follow-on offerings.

3.	With regard to Proposal No. 1, please disclose any specific reasons the Board considered for authorizing new shares.

The Fund respectfully submits that the Definitive Proxy Statement includes disclosure that the Board considered the rationale for conducting following-on offerings of Common Stock and the future income-earning potential of the Fund should Proposal No. 1 be approved by stockholders, among other things (see “Board’s Consideration for Proposal No. 1” on page 8). In light of this comment, the Fund has added additional disclosure in the Definitive Proxy Statement stating that the Board considered the potential dilutive impact of follow-on offerings weighed against the Fund’s inability to take advantage of favorable market conditions should the number of authorized shares of the Fund not increase.

4.	Please confirm information in the beneficial owner table on pg. 29 is accurate.

The Fund confirms that it has revised its disclosure in the Definitive Proxy Statement in response to this comment.

U.S. Securities and Exchange Commission	August 5, 2025

Any questions or communications regarding this filing should be directed to the undersigned at Debra.Sutter@stblaw.com or (202) 636-5508.

Very truly yours,

/s/ Debra Sutter
Debra Sutter

cc:	Marc A. De Oliveira, Franklin Templeton

Ryan P. Brizek, Simpson Thacher & Bartlett LLP